

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

May 10, 2007

CSC Services of Nevada, Inc.
502 East John Street
Carson City, Nevada 89706

> **Re: XTOL Energy Inc.**
> **Registration Statement on Form SB-2**
> **Filed April 16, 2007**
> **File No. 333-142128**

Dear Sir or Madam:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2 filed April 16, 2007

1.   Please update the financial information throughout the filing. See Item 310(g) of Regulation S-B.

2.   We note your intention to select new Board members, retain a new President and CEO, and hire a full-time engineer, land specialist and geologist.   Provide more prominence to these plans throughout the prospectus including, but not limited to, the Summary, Risk Factor and Business sections.   Among other things, address what steps you have taken to engage such personnel, clarify the role of existing management in the operations of the company going forward and whether these changes would result in a change in control of the company.

Financial Condition, page 6

3.   You disclose having $312,259 in working capital surplus as of November 30, 2006. Please reconcile that amount with the amount of current assets, which includes prepaid expenses, reported on page F-2.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CSC Services of Nevada, Inc.
XTOL Energy Inc.
May 10, 2007
Page 3

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

        Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, the
undersigned (202) 551-3740 with any questions.

                                                    Sincerely,

                                                    H. Roger Schwall
                                                    Assistant Director

cc: C. Moncada-Terry